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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF AUGUST, 2001


                                   CAMTEK LTD.
                 (Translation of Registrant's Name into English)


           INDUSTRIAL ZONE, P.O. BOX 631, MIGDAL HAEMEK 10556, ISRAEL
                    (Address of Principal Corporate Offices)




Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20F or Form 40-F.    Form 20-F [X]    Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange
Act of 1934.     Yes [ ]     No [X]


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         Attached hereto as Exhibit (1) and incorporated by reference herein is a press release of the registrant, dated as of August 9, 2001, announcing the acquisition of Inspectech, Ltd. for a purchase price of $2.25 million in cash.


























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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CAMTEK LTD.
                                       -------------
                                       (Registrant)


                                       By: /s/ Rafi Amit
                                           -------------------------------------
                                           Rafi Amit,
                                           CHIEF EXECUTIVE OFFICER


Dated:  August 13, 2001















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                                  EXHIBIT INDEX


(1)      Press release dated August 9, 2001


















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